January 11, 2008

Daniel Morris, Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Union Pacific Corporation

Definitive 14A Filed March 28, 2007

File No. 001-06075

Dear Mr. Morris:

This letter is in response to the subsequent comment letter, dated December 10, 2007 (the December Comment Letter), addressed to Mr. James R. Young, Chairman, President and Chief Executive Officer of Union Pacific Corporation (the Company), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the Company’s response letter, dated October 26, 2007, and the above-referenced definitive proxy statement filed March 28, 2007 (the Proxy Statement).

For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

We respectfully submit the following information and comments with respect to each comment contained in the December Comment Letter.

1. While we note your response to prior comment 5, we re-issue portions of the prior comment. Please specifically confirm that you will identify all benchmark companies, including those included in the national surveys relied upon to benchmark salary. In addition, please confirm that you will disclose in future filings where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please also confirm that you will explain why.

Response:

We confirm that we will identify in future filings all benchmark companies, including those companies that are part of the national compensation surveys, used to benchmark salary. Additionally, we will disclose in future filings the targeted percentile ranges for each element of compensation relative to the peer companies and where actual payments or awards fall within such targeted parameters. To the extent actual payments or awards fall outside a targeted percentile range, we will explain in future filings the reason or reasons for any such variance.

2. Please note that our prior comment 6 seeks additional disclosure regarding your processes for assessing retention risk. Please confirm that you will provide this additional disclosure in future filings. In addition, please confirm that you will disclose in future filings the procedures by which an executive’s equity compensation mix is altered when risk is perceived.

Response:

We confirm that we will provide disclosure in future filings regarding the assessment of retention risk to the extent that retention risk is a factor with respect to any of the Named Executive Officers’ (NEO) equity compensation. We will disclose in future filings actions taken in response to the retention risk assessment of a NEO, including how such NEO’s equity compensation was altered.

3. While we note your responses to prior comments 8 and 9, please confirm that you will provide additional detail and analysis at an individual level regarding the specific compensation payable to your named executive officers. For each named executive officer, identify not only the quantitative and qualitative factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

Response:

We confirm that we will provide in future filings additional detail and analysis at an individual level with respect to the factors that affected the determination of the specific amount of each element of compensation (salary, bonus and equity) paid to each of the NEOs. Our discussion will include the effect specific factors had on each element of compensation for each of the NEOs (subject to any grouping where the factors are the same), noting as applicable that no specific weightings are assigned to particular factors.

4. We note your response to prior comment 10. However, it appears that average network velocity and annual operating growth targets are material factors in the multi-step process used to determined [sic] annual bonuses. Accordingly, we re-issue our prior comment 9. Please disclose each performance target. As mentioned in prior comment 9, to the extent that you believe such disclosure is not required because it would result in competitive [sic] such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. General statements regarding the level of difficulty or ease associated with achieving corporate goals are generally not sufficient. In discussing how difficult it will be for the company to achieve the performance objectives, please provide as much detail as necessary without providing information that would result in competitive harm.

Response:

Our annual cash bonus program does not operate as an incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. Specifically, the Compensation and Benefits Committee (the Committee) does not establish a formula or a target, threshold or maximum payment for executives who participate in the arrangement. Although general business objectives are communicated to the Company as a whole, performance targets are not communicated to the executives. Instead, the Committee benchmarks Total Direct Compensation for the NEOs within a range of the 50th to 75th percentile of our peer group based on performance. At the end of the year, the CEO and the SVP-HR (Management) review corporate, operational and individual performance for the NEOs, other than the CEO, and provide the Committee with bonus recommendations. The Committee, in its discretion, may accept or adjust these recommended amounts. The Committee, with input from its consultant and the Board, assesses and determines the CEO’s bonus amount. These recommendations are then subject to Board approval. As discussed in our response to comment 3 above, we will disclose in future filings the corporate, operational and individual performance factors that are used to determine the specific amounts payable for each NEO’s bonus and how the specific factors affect the final determination.

Among the corporate performance factors that the Committee typically considers are factors that are identified by the Committee at the beginning of the year. For 2006 and 2007, these factors were the Company’s internal measure of average network velocity and annual operating income growth. However, as stated above, executives are not informed of any performance targets for these criteria and the NEOs’ bonuses are not based on any formula involving these or any other criteria. The Committee can and does consider other corporate, operational and individual performance factors when setting bonus amounts for each of the NEOs. As stated above, in future filings we will discuss in greater detail the factors considered in setting each NEO’s bonus and the impact of such factors on the bonus determination.

The corporate performance factors identified by the Committee at the beginning of the year are used as part of our budgeting process to estimate a range for the aggregate amount of annual bonuses that potentially could be paid to a class of approximately 150 executive level employees. Depending on the Committee’s subjective assessment of the Company’s annual performance and Management’s recommendation, the Committee designates a sum of money from which annual bonuses are awarded. The Committee may, in its discretion, approve an aggregate bonus amount that is smaller or larger than the budgeted range. We refer to this aggregate bonus amount as a “pool”, and the amount of the final “pool” is subject to approval by the Committee and the Board. In recent years, Management has recommended to the Committee aggregate bonuses for all executives below the authorized pool amount. In fact, in past years, Management has recommended that no bonuses should be paid due to Company performance. This process for determining the pool of aggregate annual bonuses for our executive level employees has not been determinative or material to establishing the individual bonuses of the NEOs. Accordingly, we do not believe that the role of the performance factors in this process is required to be disclosed in the Compensation Discussion and Analysis.

Please feel free to call either me at (402) 544-6765, or Christine Neuharth, General Corporate Attorney, at (402) 544-4764, if you should have any questions or further comments.

Very truly yours,

/s/ James J. Theisen, Jr.
James J. Theisen, Jr.
Assistant General Counsel
Union Pacific Corporation

cc:	James R. Young, Chairman, President & Chief Executive Officer, Union Pacific Corporation

Robert M. Knight, Jr., Executive Vice President-Finance and Chief Financial Officer, Union Pacific Corporation

Union Pacific Corporation Compensation and Benefits Committee
Thomas J. Donohue, Chair
Erroll B. Davis, Jr.
Michael W. McConnell
Thomas F. McLarty III
Steven R. Rogel

Ronald O. Mueller, Esq., Gibson, Dunn & Crutcher LLP

4